Technologies Scan Corp.
14517 Joseph-Marc-Vermette, Mirabel
Quebec, Canada, J7J 1X2

August 12, 2011

Via Edgar Transmission

Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549

Attn:          Evan S. Jacobson

Re:              Technologies Scan Corp.
Registration Statement on Form S-1
Filed April 18, 2011
File No. 333-173569

Dear Mr. Jacobson:

On behalf of Technologies Scan Corp., a Nevada corporation (the “Company”), and in response to your letter dated May 11, 2011, regarding the Company’s Form S-1 filed April 18, 2011 (“Form S-1”) with the Securities and Exchange Commission (“Commission”), the Company filed Amendment No. 1 to Form S-1 (“Amendment No. 1”) on or about the date of this letter.  As requested, the Company has keyed the following responses to the comments and requests for information specified in your letter.

General

1.	Please update your financial statements pursuant to Rule 8-08 of Regulation S-X.

Response:  The Company has updated its financial statements and its disclosure elsewhere in the registration statement to include its financial statements for the fiscal year ended March 31, 2011 pursuant to Rule 8-08 of Regulation S-X.

Facing Sheet

2.	Consistent with paragraph (3) of Schedule A to the Securities Act, please revise to provide the name, address and telephone number of a registered agent for service in the United States.

Response:  The Company has revised the facing sheet to indicate the name, address and telephone number of the Company’s registered agent for service in the United States.

Prospectus Summary, page 4

Our Business, Page 4

3.
Please revise to briefly describe the current state of development of your product, the timeline for the development of your product, the costs associated with achieving production, and the uncertainties as to whether you will succeed in those efforts.

Response:  The Company has revised its disclosure to provide that development of the Company’s product is complete, that there are no further costs associated with achieving production, and the uncertainties as to whether the Company will succeed in its efforts.

Risk Factors, page 5

General

4.
It appears that you do not intend to register a class of securities under Section 12 of the Exchange Act.  Please include a risk factor that informs potential investors that you will be not be a fully reporting company and will only comply with the limited reporting requirements imposed on Section 15(d) registrants.  Briefly explain how those reports vary from the reporting obligations imposed on Section 12 registrants.

Response:  The Company has included a risk factor to disclose that the Company may not be a fully reporting company and, if so, will only comply with the limited reporting requirements imposed on Section 15(d) registrants.  In the same section, the Company has also revised its disclosure to explain how the Company’s reports may vary from the reporting obligations imposed on Section 12 registrants.

5.
It appears reasonably likely that you will have less than three hundred record shareholders at your next fiscal year end and at the conclusion of the offering.  As such, it appears that there is a significant risk that your reporting obligations under Section 15(d) of the Exchange Act will be suspended under that statutory section and that you will not be required to provide periodic reports following the Form 10-K that will be required for the fiscal year in which your registration statement becomes effective.  Please include a risk factor that explains the associated risks to potential investors.

Response:  The Company has included a risk factor to disclose that if the Company has less than three hundred record shareholders at its next fiscal year end and at the conclusion of the offering, there is a risk that the Company’s reporting obligations under Section 15(d) of the Exchange Act will be suspended under that statutory section and that the Company will not be required to provide periodic reports following the Form 10-K that will be required for the fiscal year in which its registration statement becomes effective.  In the same risk factor, the Company also explains the associated risks to potential investors.

6.
We note that you have not assessed the effectiveness of your internal controls over financial reporting.  In addition, you will not be required to provide management’s report on the effectiveness of your internal controls over financial reporting until your second annual report, and you will be exempt from the auditor attestation requirements concerning any such report so long as you are a smaller reporting company.  Please add a risk factor or risk factors addressing the associated risks.

Response: The Company has added a risk factor to disclose that the Company has not assessed the effectiveness of its internal controls over financial reporting, that the Company will not be required to provide management’s report on the effectiveness of its internal controls over financial reporting until its second annual report, and that the Company will be exempt from the auditor attestation requirements concerning any such report so long as it is a smaller reporting company.

7.	It appears that neither of your officers have any experience with your proposed business. Please address this in a risk factor.

Response: The Company has added risk factor to disclose that neither of the Company’s officers have any experience with its proposed business.

“Our officers are engaged in other activities that could conflict with our interest…,” page 6

8.
Please revise this risk factor and your disclosure on page 12 to state the percentage of time your officers will devote to your business.  In addition, explain how your officers will resolve potential conflicts of interest that arise between you and the other businesses they manage.

Response: The Company has revised its risk factor and its disclosure in the section entitled Executive Officers and Directors to disclose the percentage of time the Company’s officers will devote to the business.  Additionally, the Company has revised its risk factor to explain how its officers will resolve potential conflicts of interest that arise between the Company and other businesses they manage.

Description of Business, page 15

9.
Please revise throughout this section to provide a detailed description of the current state of development of your programs, equipment and product-related services.  If your products are not completed, revise to describe your products as “planned products,” and to include a timeline for completion and estimated costs.

Response:  The Company has revised its disclosure throughout the sections under the heading “Description of Business” to provide a detailed description of the current state of development of its programs, equipment and product-related services.  The Company’s products are completed.

10.
Please clarify your disclosure on page 17 where you state you are not currently conducting any research and development activities and you do not anticipate conducting such activities in the near future.  In this regard, explain further how this statement supports the fact that through December 31, 2010, you incurred $157,300 in research and development expenses.

Response:  The Company has clarified its disclosure in the section entitled Our Research and Development to provide that the Company incurred $157,300 in research and development expenses in the previous fiscal year, the Company’s research and development activities are complete, the Company is not currently conducting any research and development activities, and the Company does not anticipate conducting such activities in the near future.

Our Business, page 15

11.
Explain what you mean by the statement that you “have developed full software and database for such programs and intend to use this expertise to develop similar software and database programs for companies in the food and hardware industry.”  Your disclosure elsewhere does not suggest that you have completed development of your product and does not describe any plans for the food and hardware industry.

Response:  The Company has revised its disclosure to remove all references to the food and hardware industry.

Our Products, page 16

12.
We note your statements that the Veriscan Program is a database for products that your retail customers sell and that the Infotouch Program divides a customer’s products by section.  Your lack of revenue suggests that you do not currently have customers.  If correct, please revise your disclosure to reference “potential” customers.

Response:  The Company has revised its disclosure in the section entitled Our Products and elsewhere to reference “potential” customers.

Sales and Marketing, page 16

13.	Please revise to disclose whether your management has any contacts relevant to your proposed business.

Response:  The Company has revised its disclosure in the section entitled Sales and Marketing to disclose that the Company’s management has contacts relevant to its proposed business.

Suppliers, page 17

14.	Please provide a more detailed description of your relationship with suppliers. In addition, please tell us whether you have any agreements with suppliers.

Response: The Company has revised its disclosure in the section entitled Suppliers to provide a more detailed description of the Company’s relationship with suppliers.  In the same section, the Company has disclosed that as of the date of the prospectus, the Company does not have any signed agreements with any suppliers.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18

Liquidity and Capital Resources, page 19

15.
We note your statement on page 19 that “[o]ther than the anticipated increases in legal and accounting costs due to the reporting requirements of becoming a reporting company, we are not aware of any other known trends, events or uncertainties, which may affect our liquidity.”  Please reconcile this disclosure to your statement on page 20 where you include a discussion of the $80,000 in expenses you expect to incur to develop your software and website.  Revise to clarify these apparent inconsistencies.  Also revise to disclose the amount of additional costs you anticipate incurring as a result of becoming a public company.

Response: The Company has reconciled and revised its disclosure in the section entitled Liquidity and Capital Resources to provide that the Company anticipates expenses of approximately $80,000 to update and maintain its software and website, which may affect future liquidity.  In the same section, the Company has disclosed the amount of additional costs it anticipates to incur as a result of becoming a public company.

Executive Compensation, page 23

16.
We note your disclosure on page 11, and elsewhere in your prospectus, that on April 1, 2010, you issued 77 million shares of common stock to your two founders and a consultant at a value of $77,000 for services rendered.  Please tell us how you determined that this award of shares for services rendered did not constitute compensation.  In the alternative, revise to provide the disclosure required by paragraphs (m) through (o) of Item 402 of Regulation S-K.

Response: The Company has revised its disclosure in the section entitled Summary Compensation Table to provide that the two founders received compensation in the form of shares of common stock.

Recent Sales of Unregistered Securities, page 45

17.	For each unregistered offering, please revise to briefly state the facts relied upon to make the exemption available. See Item 701(d) of Regulation S-K.

Response:  For each unregistered offering described in the section entitled Recent Sales of Unregistered Securities, the Company has revised its disclosure to briefly state the facts relied upon to make the exemption available.

Undertakings, page 47

18.	The language in undertaking A(1)(iii) varies from Item 512(a)(1)(iii) of Regulation S-K. Please revise.

Response:  The Company has revised the language in undertaking A(1)(iii) to match the language to Item 512(a)(1)(iii) of Regulation S-K.

19.	Please revise undertaking A(2) so that it is consistent with the language of Item 512(a)(2) of Regulation S-K.

Response: The Company has revised the language in undertaking A(2) to match the language to Item 512(a)(2) of Regulation S-K.

20.	The language in undertaking A(3) varies from Item 512(a)(3) of Regulation S-K. Please revise.

Response: The Company has revised the language in undertaking A(3) to match the language to Item 512(a)(3) of Regulation S-K.

Exhibit 23.1

21.
We note that consent of your independent registered public accounting firm references a report relating to the audit of the financial statements of “Santo Pita Corporation.”  Please file a corrected consent that refers to the report of the registrant’s financial statements.

Response:  The Company has filed a corrected consent from its independent registered public accounting firm that refers to the report of the Company’s financial statements.

The Company also acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declaring the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Hopefully, this enclosed response letter and Amendment No. 1 adequately address the issues raised in your comment letter dated May 11, 2011.  Of course, if you should require any additional information or clarification, please do not hesitate to contact the undersigned.  Thank you.

Sincerely,

Technologies Scan Corp.
/s/ Ghislaine St-Hilaire
Ghislaine St-Hilaire
President